UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 14) *


                        Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290160-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Shirit Caplan, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 26, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     PEC Israel Economic Corporation
     13-1143258
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Maine
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                360,484
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             360,484
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     360,484
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                7,356,052.40
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             7,356,052.40
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     7,356,052.40
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     25.06%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                13,443,657.78
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             13,443,657.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,443,657.78
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.80%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                13,443,657.78
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             13,443,657.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,443,657.78
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.80%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                13,443,657.78
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             13,443,657.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,443,657.78
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.80%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 6 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                13,443,657.78
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             13,443,657.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,443,657.78
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.80%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 7 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                13,443,657.78
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             13,443,657.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,443,657.78
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.80%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------


                               Page 8 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                13,443,657.78
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             13,443,657.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,443,657.78
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.80%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 22 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
Number of Shares        --------------------------------------------------------
Beneficially            8.   Shared Voting Power
Owned by Each                13,443,657.78
Reporting Person        --------------------------------------------------------
With:                   9.   Sole Dispositive Power
                             0
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             13,443,657.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,443,657.78
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.80%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                              Page 10 of 22 pages

This Amendment No. 14 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share, of Elron Electronic Industries Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase of Ordinary Shares by DIC pursuant to its Offer to Purchase set forth in the Tender Offer Statement on Schedule TO filed by DIC with the Securities and Exchange Commission on July 16, 2004, as amended (the "Tender Offer").

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

Item 2. IDENTITY AND BACKGROUND

        (a), (b) and (c):       The Reporting Persons.

     The address of DIC's principal office is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

     The address of Nochi Dankner is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman, the chairman and chief executive officer of IDB Holding and chairman of IDB Development, DIC and Clal Industries and Investments Ltd., an Israeli public corporation with its principal office at the Triangular Tower, 45th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel, which is a subsidiary of IDB Development.

     As of August 26, 2004:

IDB Development owned approximately 64.7% of the outstanding shares of DIC.

IDB Holding owned approximately 57.8% of the outstanding shares of IDB Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 45% and 13% respectively of the outstanding shares of, and control, Ganden Holdings. Pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning approximately 12% in the aggregate, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 2% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden Holdings itself owned directly approximately 0.17% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 5.7% of the outstanding shares of IDB Holding.


                              Page 11 of 22 pages

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.04% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC Loans,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate's Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve Elron or its business in any way.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     DIC purchased 2,203,425 Ordinary Shares for a total purchase price of $33,051,375 in cash, using its own funds to pay such total purchase price.

Item 4. PURPOSE OF TRANSACTION

     The Ordinary Shares acquired by DIC pursuant to the Tender Offer were purchased for investment purposes.


                              Page 12 of 22 pages

     Following the expiration of the Tender Offer, DIC's board of directors approved purchasing additional Ordinary Shares by DIC as may be determined from time to time by DIC's management, depending on market conditions and other relevant circumstances, subject to applicable U.S. and Israeli regulatory requirements and other law. To the extent that any regulatory approval may be required for any purchase of additional Ordinary Shares which, if made, will result in the Reporting Persons owning in excess of 50% of the outstanding Ordinary Shares, DIC intends to seek such regulatory approval.

     If they believe it to be in their interests in light of then existing circumstances, the Reporting Persons may dispose of all or any portion of their Ordinary Shares at any time and from time to time, by sale of such Ordinary Shares in open market transactions, in negotiated transactions or otherwise, at prices and other terms acceptable to the selling Reporting Persons, subject to applicable law.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     As of August 26, 2004:

PEC beneficially owned 360,484 Ordinary Shares, or approximately 1.23% of the outstanding Ordinary Shares. PEC shares the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 7,356,052.40 Ordinary Shares, or approximately 25.06% of the outstanding Ordinary Shares. DIC Loans shares the power to vote and dispose of these Ordinary Shares.

DIC owned directly 5,727,121.38 Ordinary Shares, or approximately 19.51% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares and may be deemed to share to power to vote and dispose of the 360,484 Ordinary Shares owned by PEC and the 7,356,052.40 Ordinary Shares owned by DIC Loans, or a total of 13,443,657.78 Ordinary Shares, constituting approximately 45.80% of the outstanding Ordinary Shares.

DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 13,443,657.78 Ordinary Shares held by PEC, DIC Loans and DIC, constituting approximately 45.80% of the outstanding Ordinary Shares.

Elron advised the Reporting Persons that as of August 16, 2004 there were 29,354,345 Ordinary Shares outstanding, and the percentages of outstanding Ordinary Share set forth above are based on this number.

     On August 26, 2004 DIC purchase 2,203,435 Ordinary Shares at a price of $15 per share pursuant to the Tender Offer.

     Except as set forth above, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding August 26, 2004.


                              Page 13 of 22 pages

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned as of August 26, 2004 an aggregate of 97,226 Ordinary Shares (including 96,820 Ordinary Shares that may be acquired pursuant to options which are exercisable within 60 days from August 26, 2004 to purchase such shares from Elron). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding August 26, 2004.

Item 7. MATERIAL TO BE FILED AS EXHIBITS


Schedules A,           Name, citizenship, residence or business address and present principal
B, C, D and E    -     occupation of the directors and executive officers of (i) PEC, (ii) DIC Loans,
                       (iii) DIC, (iv) IDB Development and (v) IDB Holding.


SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 14 is true, complete and correct.

Date: September 1, 2004            PEC ISRAEL ECONOMIC CORPORATION
                                   DIC LOANS LTD.
                                   DISCOUNT INVESTMENT CORPORATION LTD.
                                   IDB DEVELOPMENT CORPORATION LTD.
                                   IDB HOLDING CORPORATION LTD.
                                   NOCHI DANKNER
                                   SHELLY BERGMAN
                                   RUTH MANOR
                                   AVRAHAM LIVNAT

                                   BY:      IDB HOLDING CORPORATION LTD.

                                                      (signed)
                                   BY:      ______________________________

                    Dr. Zehavit Joseph and Haim Tabouch, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 13 of the Statement as Exhibits 3 through 10.


                              Page 14 of 22 pages

Schedule A

                        Directors and Executive Officers
                                       of
                         PEC ISRAEL ECONOMIC CORPORATION
                             (as of August 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.


NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Oren Lieder                                     President &           Senior Vice President & CFO of DIC.
3 Azrieli Center, The Triangular Tower          Director
44th floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower
44th floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Comptroller of DIC.
3 Azrieli Center, The Triangular Tower          Treasurer
44th floor, Tel-Aviv 67023, Israel



Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 15 of 22 pages

Schedule B

                        Directors and Executive Officers
                                       of
                                 DIC LOANS LTD.
                             (as of August 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Oren Lieder                                     Director & Chief      Senior Vice President & CFO of DIC.
3 Azrieli Center, The Triangular Tower 44th     Financial Officer
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th     Comptroller
floor, Tel-Aviv 67023, Israel



Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 16 of 22 pages

Schedule C

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                             (as of August 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
12 Recanati Street, Ramat-Aviv Gimmel,
Tel-Aviv 69494, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes (1)                                 Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-director of UKI Investments.
54-56 Euston Street, London NW1, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel


                              Page 17 of 22 pages

Nahum Admoni                                    External Director     Director of companies.
26 Ben Josef Street, Ramat Aviv Gimel,
Tel-Aviv 69125, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              President of Aktiva group.
Aktiva Group, 12 Carlos Place, London W1K
2ET, United Kingdom

Ami Erel (2)                                    President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(1)  As of August 26, 2004 Mr. Hannes owned 406 Ordinary Shares.

(2) As of August 26, 2004 Mr. Erel owned options that are exercisable within 60 days of such date to purchase from Elron 96,820 Ordinary Shares at a price ranging between $8.34 and $19.05 per share.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 18 of 22 pages

Schedule D

                        Directors and Executive Officers
                                       o f
                        IDB DEVELOPMENT CORPORATION LTD.
                             (as of August 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
12 Recanati Street, Ramat-Aviv Gimmel,
Tel-Aviv 69494, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-director of UKI Investments.
54-56 Euston Street, London NW1, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.


                              Page 19 of 22 pages

Darko Horvat (**)                               Director              President of Aktiva group.
Aktiva Group, 12 Carlos Place, London W1K
2ET, United Kingdom

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Arnon Gafny                                     External Director     Economist.
55 Moshe Kol Street, Jerusalem 93715, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Lior Hannes (1)                                 Executive Vice        Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    President             Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Zehavit Joseph (***)                        Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Avi Shani                                       Vice President,       Vice President, Investments and Chief Economist
3 Azrieli Center, The Triangular Tower, 44th    Investments and       of IDB Development.
floor, Tel-Aviv 67023, Israel                   Chief Economist

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(***) Dual citizen of Israel and U.S.A.

(1)  As of August 26, 2004 Mr. Hannes owned 406 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 20 of 22 pages

Schedule E

                        Directors and Executive Officers
                                       o f
                          IDB HOLDING CORPORATION LTD.
                             (as of August 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Shelly Bergman                                  Director              Director of companies.
12 Recanati Street, Ramat-Aviv Gimmel,
Tel-Aviv 69494, Israel

Lior Hannes (1)                                 Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-director of UKI Investments.
54-56 Euston Street, London NW1, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              President of Aktiva group.
Aktiva Group, 12 Carlos Place, London W1K
2ET, United Kingdom


                              Page 21 of 22 pages

Meir Rosenne                                    Director              Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Daniel Doron                                    External Director     Business consultant.
16 Levi Eshkol Street,
Tel Aviv 69361, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Zehavit Joseph (***)                        Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(***) Dual citizen of Israel and U.S.A.

(1)  As of August 26, 2004 Mr. Hannes owned 406 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.



                              Page 22 of 22 pages